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DIRECT DIAL +44 20 7519-7025 DIRECT FAX +44 20 7072-7025 EMAIL ADDRESS LORENZO.CORTE@SKADDEN.COM	July 22, 2021

VIA EDGAR

Karina Dorin

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ReNew Energy Global Limited

Registration Statement on Form F-4

Filed May 18, 2021

File No. 333-256228

Dear Ms. Dorin:

On behalf of ReNew Energy Global plc (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 20, 2021 (the “Comment Letter”) with respect to the Amendment No. 3 to the Registration Statement on Form F-4 filed with the Commission on July 14, 2021 (“Amendment No. 3”). Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement on Form F-4 (“Amendment No. 4”) through EDGAR.

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. The changes reflected in the Registration Statement include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

July 22, 2021

Exhibits

1.

We note your response to prior comments 9 and 10 and reissue the comment in part. Please have counsel revise its opinion filed as Exhibit 5.1 to opine as to ReNew Energy Global’s corporate power and authority to execute, deliver and perform all of its obligations under the Business Combination Agreement, the Warrant Assignment Agreement, the Warrant Agreement, and the Warrant Certificate, and to opine as to whether each such agreement has been duly authorized by all requisite corporate action on the part of the Company, subject to approval and adoption of the Business Combination Agreement by the Company’s shareholders. In that regard, we also note the related assumptions in Exhibit 5.2. Please also have counsel remove the assumptions in clauses (e) and (p) of Schedule 1 in the opinion filed as Exhibit 5.1. In this regard, we note that we are unable to locate paragraph 1.1(g) and it is inappropriate to assume that the company has taken all corporate actions necessary to authorize the issuance of the securities, including the Shares, and to approve the Award Plan and Warrant Agreement. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, counsel for the Company has revised its opinion filed as Exhibit 5.1 to opine on ReNew Energy Global’s corporate power and authority to execute and perform all of its obligations under the Warrant Assignment Agreement, the Warrant Agreement and the Warrant Certificate and to opine as to whether each such agreement has been duly authorized by all requisite corporate action on the part of the Company.

However, as previously noted, the Warrant Assignment Agreement, the Warrant Agreement and the Warrant Certificate will only be executed following the approval of the business combination by the shareholders of RMG Acquisition Corporation II. The board resolution by the directors of the Company approving the Warrant Assignment Agreement, the Warrant Agreement and the Warrant Certificate will also be passed at that stage, and the assumptions in counsel’s opinion filed as Exhibit 5.1 have been revised accordingly.

Further, the opinion filed as Exhibit 5.1 does not include an opinion on due authorization and capacity for the Business Combination Agreement because the corresponding assumption has been removed from the opinion filed as Exhibit 5.2 as it is not required in order to provide the opinions contained in Exhibit 5.2.

We also note that the SEC has requested counsel to opine on “delivery” of the Business Combination Agreement, the Warrant Assignment Agreement, the Warrant Agreement and Warrant Certificate in the opinion filed as Exhibit 5.1. Under English law, an agreement is only required to be executed and its delivery is not required. Only agreements which are executed as deeds under English law need to be delivered to be valid. None of the Business Combination Agreement, the Warrant Assignment Agreement, the Warrant Agreement and the Warrant Certificate are being executed as deeds under English law. The references to delivery in Exhibit 5.2 are based upon NY law assumptions that are customarily included in the NY law opinion of the counsel providing the opinion filed as Exhibit 5.2 with respect to entities organized in jurisdictions the laws of which counsel is not opining on. We submit to the Staff that such reference to delivery should not, in and of itself, require the opinion filed as Exhibit 5.1 to opine on delivery.

U.S. Securities and Exchange Commission

July 22, 2021

Under English law, the Shares will be considered issued and allotted when the Board passes a resolution to issue and allot the Shares to the relevant individuals/entities. In the instant case, following the approval of the business combination by the shareholders of RMG Acquisition Corporation II, the sole shareholder of the Company will authorize the directors by way of an ordinary resolution immediately prior to Closing (which will be after the Registration Statement on Form F-4 becomes effective), and following the receipt of the authorization, it is expected that:

•	conditional upon Closing, the Directors will pass a board resolution to issue and allot the Merger Shares to the RMG II public shareholders;

•	upon exercise of the warrants as and when in the future, the Directors will pass a board resolution to issue and allot the Warrant Shares to the Warrant Holders; and

•	as and when the Awards vest (and are exercised, where exercisable), the Directors will pass a board resolution to issue and allot the Award Shares to the Award Holders.

These are the board resolutions referred to in clauses (e) and (q) of Schedule 1 of the opinion filed as Exhibit 5.1. As requested, we have removed the previous reference in clause (e) of Schedule 1 to the written resolutions being duly passed. We have also bifurcated the previous clause (e) into two separate clauses as (e) and (f) in Schedule 1 to clarify that this is an assumption on all constitutional, statutory and other formalities having being complied with, such resolutions not having been revoked or varied.

The Written Resolutions that we have referenced in paragraph 1.3(g) of the opinion include board approval for various matters in connection with the business combination, including the approval of the Business Combination Agreement by the Board.

*     *     *

Please contact Scott V. Simpson at +44 20 7519-7040 or Lorenzo Corte at +44 20 7519-7025 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP should you have any questions or require further information.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Philip Kassin

RMG Acquisition Corporation II

cc: Sumant Sinha & D. Muthukumaran

ReNew Energy Global Limited

cc: Scott V. Simpson & Lorenzo Corte

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Sharon Lau, Rajiv Gupta & Ryan J. Maierson

Latham & Watkins LLP